Exhibit (a)(9)

Addendum for Employees in the Netherlands

Tax Information

     This summary is intended to alert you to some of the tax consequences you may want to consider in making your decision about the exchange offer. The summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances. In addition, you should note that tax laws change frequently. You should consult with your tax advisor as to your particular participation in the exchange offer.

     If you choose to participate in the exchange offer, the grant of the new options will be conditioned on your execution of an acceptance form and an election form which will defer the taxable event with respect to the new options until exercise of the option.